Exhibit 99.1

Castor Maritime Inc. Reports Net Income of $33.7 Million for the Three Months Ended December 31, 2022 and a Record $118.6 Million Net Income for the Year Ended December 31, 2022. Spin-Off of Tanker Business Completed on March 7, 2023.

Limassol, Cyprus, March 8, 2023 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three months and year ended December 31, 2022.

Highlights of the Fourth Quarter Ended December 31, 2022:

◾	Total Vessel Revenues: $69.3 million for the three months ended December 31, 2022, as compared to $60.0 million for the three months ended December 31, 2021, or a 15.5% increase;

◾	Net income: $33.7 million for the three months ended December 31, 2022, as compared to $29.2 million for the three months ended December 31, 2021, or a 15.4% increase;

◾	Earnings (basic) per common share: $0.36 per share for the three months ended December 31, 2022, as compared to $0.18 per share for the three months ended December 31, 2021;

◾	EBITDA(1): $42.9 million for the three months ended December 31, 2022, as compared to $36.1 million for the three months ended December 31, 2021;

◾	Cash and restricted cash of $152.3 million as of December 31, 2022, as compared to $43.4 million as of December 31, 2021; and

◾	The spin-off of our Aframax/LR2 and Handysize tanker segments to a new Nasdaq-listed company, Toro Corp. was completed on March 7, 2023.

Earnings Highlights of the Year Ended December 31, 2022:

◾	Total Vessel Revenues: $262.1 million for the year ended December 31, 2022, as compared to $132.0 million for the year ended December 31, 2021, or a 98.6% increase;

◾	Net income: $118.6 million for the year ended December 31, 2022, as compared to net income of $52.3 million for the year ended December 31, 2021, or a 126.8% increase;

◾	Earnings (basic) per common share: $1.25 per share for the year ended December 31, 2022, as compared to $0.48 per share for the year ended December 31, 2021; and

◾	EBITDA(1): $152.8 million for the year ended December 31, 2022, as compared to $69.9 million for the year ended December 31, 2021.

(1) EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor commented:

“2022 was a record year for the net earnings of Castor aided, mainly, by the higher Aframax/LR2 and Handysize vessel earnings following the timely acquisitions we made in the tanker sector during 2021. We enjoyed strong cash flows as our operating cash flow more than doubled in 2022 compared to 2021 to $123.8 million and our balance sheet is strong, positioning us to further pursue our growth strategy in 2023.

The Aframax/LR2 and Handysize tanker segments further improved their performance these segments' with combined operating income for the twelve months of 2022 of $53.7 million (of which $26.1 million was generated in the fourth quarter of 2022), and the combined book value of these segments' assets was $157.5 million as of December 31, 2022, while our dry bulk segment continued to be robust with operating income for the twelve months of 2022 of $80.1 million (of which $12.4 million was generated in the fourth quarter of 2022), and the book value of its assets was $339.6 million as of December 31, 2022.

On March 7, 2023, we completed the previously announced spin-off of our Aframax/LR2 and Handysize tanker segments through the distribution of all of the common shares of Toro Corp. (“Toro”) to our shareholders of record as of February 22, 2023 (the “Spin-Off”). We believe the Spin-Off, which represents a substantial payment by Castor to its shareholders, is an important strategic step that will establish Toro as a ‘pure play’ tanker business at a time of increased focus on energy supplies and as the tanker shipping market enjoys strong supply demand fundamentals, as demonstrated especially in the second half of 2022.

Castor has retained 20 dry bulk and two container vessels, totaling a sizeable fleet of 22 vessels with an average age of 13.7 years enjoying a strong balance sheet. The dry bulk fundamentals remain healthy given the historically low order book and the improved outlook of the Chinese economy.”

Earnings Commentary:

Fourth Quarter ended December 31, 2022, and 2021 Results

Total vessel revenues for the three months ended December 31, 2022, increased to $69.3 million from $60.0 million in the same period of 2021. This variation was mainly driven by (i) the improved Aframax/LR2 and Handysize tanker charter rates and pool earnings that our vessels earned, and (ii) the increase in our Available Days (defined below) from 2,433 in the three months ended December 31, 2021, to 2,522 in the three months ended December 31, 2022, following the expansion of our fleet.

The decrease in voyage expenses to $4.9 million in the three months ended December 31, 2022, from $5.8 million in the same period of 2021, is mainly associated with decreased port costs and bunkers consumption for our Aframax/LR2 tankers, attributable to their gradual entry during the fourth quarter of 2022 into the V8 Plus Pool, a pool of Aframax tankers aged fifteen (15) years or more. When our vessels operate in pools, we incur no third-party brokerage commissions and port costs are handled by our pool operators.

The increase in vessel operating expenses by $1.3 million, from $14.8 million in the three months ended December 31, 2021 to $16.1 million in the same period of 2022, as well as the increase in vessels’ depreciation and amortization costs by $1.5 million, from $5.5 million in the three months ended December 31, 2021 to $7.0 million in the same period of 2022, mainly reflect the increase in our Ownership Days following the expansion of our fleet.

General and administrative expenses in the three months ended December 31, 2022, amounted to $2.6 million, whereas, in the same period of 2021 general and administrative expenses totaled to $1.2 million. This increase stemmed from higher corporate fees primarily due to the Toro Spin-Off and a higher fee paid to Castor Ships, our manager, following entry into an amended and restated master management agreement with Castor Ships with effect from July 1, 2022.

Management fees in the three months ended December 31, 2022, amounted to $2.5 million, whereas in the same period of 2021, management fees totaled $2.2 million. This increase in management fees is mainly due to the increase in our Ownership Days for which our managers charge us a daily management fee, stemming from the expansion of our fleet and the aforementioned amendments to our management agreements with Castor Ships.

During the three months ended December 31, 2022, we incurred net interest costs and finance costs amounting to $1.9 million compared to $1.1 million during the same period in 2021. The increase is due to our higher weighted average interest rate, as well as the increase in our weighted average indebtedness, during the three months ended December 31, 2022, as compared with the same period of 2021.

Recent Financial Developments Commentary:

Equity update

From January 1, 2022 to date, no issuances of common shares have taken place. As of March 6, 2023, we had 94,610,088 common shares issued and outstanding.

Liquidity/ Financing/ Cash flow update

Our consolidated cash position (including our restricted cash) as of December 31, 2022 increased by $108.9 million to $152.3 million, as compared with our cash position on December 31, 2021. During the year ended December 31, 2022, our cash position improved mainly as a result of: (i) $123.8 million of net operating cash flows generated, (ii) $12.6 million of net proceeds from the sale of M/T Wonder Arcturus to an unaffiliated third-party buyer and (iii) net financing cash inflows of $76.5 million following our entry into two secured loan facilities in January 2022 and November 2022. During the year ended December 31, 2022 we used $76.4 million to fund the acquisitions of the M/V Magic Callisto, M/V Ariana A, M/V Gabriela A and other capital expenditures relating to our fleet, whereas $27.5 million were used for scheduled principal repayments on our debt.

As of December 31, 2022, our total debt, gross of unamortized deferred loan fees, was $153.7 million of which $32.5 million is repayable within one year, as compared to $103.8 million of gross total debt as of December 31, 2021.

Recent Business Developments Commentary:

Completion of the tanker business Spin-Off

On March 7, 2023, we completed our previously announced Spin-Off of our tanker fleet comprising one Aframax, five Aframax/LR2 and two Handysize tankers. In the Spin-Off distribution, Castor shareholders received one common share of Toro for every ten Castor common shares held at the close of business on February 22, 2023. Additional information about Toro and the Spin-Off transaction can be found in the Toro registration statement filed pursuant to the Securities Exchange Act of 1934 on Form 20-F, which is available at www.sec.gov.

Fleet Employment Status (as of March 6, 2023) During the three months ended December 31, 2022, we operated on average 28.8 vessels earning a Daily TCE Rate(2) of $25,559 as compared to an average of 26.8 vessels earning a Daily TCE Rate(2) of $22,299 during the same period in 2021. Our current employment profile is presented immediately below.

(2) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Dry Bulk Carriers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Orion	Capesize	180,200	2006	Japan	TC (1) period	101% of BCI5TC (2)	Jan-24	Apr-24
Magic Venus	Kamsarmax	83,416	2010	Japan	TC period	$25,000 (3)	Apr-24	Jul-24
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	$14,000 (4)	Sep-23	Dec-23
Magic Argo	Kamsarmax	82,338	2009	Japan	TC period	103% of BPI5TC	Apr-24	Jul-24
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	100% of BPI5TC	Sep-23	Dec-23
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	98% of BPI5TC	Nov-23	Feb-24
Magic Twilight	Kamsarmax	80,283	2010	Korea	TC trip	$4,300 + $100,000 ballast bonus	Mar-23	Mar-23
Magic Nebula	Kamsarmax	80,281	2010	Korea	TC period	93% of BPI5TC	May-23	Aug -23
Magic Nova	Panamax	78,833	2010	Japan	TC period	101% of BPI4TC (5)	Sep-23	Dec-23
Magic Mars	Panamax	76,822	2014	Korea	TC period	102% of BPI74	Oct-23	Jan-24
Magic Phoenix	Panamax	76,636	2008	Japan	TC period	102% BPI4TC	Aug-23	Nov-23
Magic Horizon	Panamax	76,619	2010	Japan	TC period	$14,000 (6)	Jun-23	Sep-23
Magic Moon	Panamax	76,602	2005	Japan	TC period	95% of BPI4TC	Apr-23	Jul-23
Magic P	Panamax	76,453	2004	Japan	TC period	$13,100 (7)	Oct-23	Jan-24
Magic Sun	Panamax	75,311	2001	Korea	TC trip	$9,000	Apr-23	Apr-23
Magic Vela	Panamax	75,003	2011	China	TC period	87.5% of BPI5TC (8)	Apr-23	Jul-23
Magic Eclipse	Panamax	74,940	2011	Japan	TC period	$22,000 (9)	Apr-24	Jun-24
Magic Pluto	Panamax	74,940	2013	Japan	TC period	100% of BPI4TC	Dec-23	Mar-24
Magic Callisto	Panamax	74,930	2012	Japan	TC period	$14,000 (10)	Jul-23	Oct-23
Magic Rainbow	Panamax	73,593	2007	China	Unfixed	N/A	N/A	N/A

Containerships
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Ariana A	Containership	38,117	2005	Germany	TC period	$23,250	Apr-23	Jul-23
Gabriela A	Containership	38,121	2005	Germany	TC period	$26,350	Feb-24	May-24

(1)	TC stands for time charter.

(2)
The benchmark vessel used in the calculation of the average of the Baltic Capesize Index (“BCI”) 5TC routes (“BCI5TC”) is a non-scrubber fitted 180,000mt dwt vessel (Capesize) with specific age, speed – consumption, and design characteristics.

(3)
The vessel’s daily gross charter rate is equal to 100% of the Baltic Panamax Index 5TC routes (“BPI5TC”). In accordance with the prevailing charter party, on April 28, 2022 the owners converted the index-linked rate to fixed from May 1, 2022 until March 31, 2023, at a rate of $25,000 per day. Upon completion of this period, the rate will be converted back to index‑linked. The benchmark vessel used in the calculation of the average of the BPI5TC routes is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed – consumption, and design characteristics.

(4)
The vessel’s daily gross charter rate is equal to 97% of BPI5TC. In accordance with the prevailing charter party, on January 1, 2023 the owners converted the index-linked rate to fixed from February 1, 2023 until June 30, 2023, at a rate of $14,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(5)
The benchmark vessel used in the calculation of the average of the BPI4TC routes is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed – consumption, and design characteristics.

(6)
The vessel’s daily gross charter rate is equal to 103% of BPI4TC. In accordance with the prevailing charter party, on October 18, 2022 the owners converted the index-linked rate to fixed from November 1, 2022 until March 31, 2023, at a rate of $14,000 per day and, further, on February 27, 2023, converted the index-linked rate to fixed from April 1, 2023 to June 30, 2023 at a rate of $15,300 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(7)
The vessel’s daily gross charter rate is equal to 96% of BPI4TC. In accordance with the prevailing charter party, on January 16, 2023 the owners converted the index-linked rate to fixed from February 1, 2023 until September 30, 2023, at a rate of $13,100 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(8)
After redelivery from the current charter, estimated to take place between April and July 2023 in accordance with the prevailing charterparty terms, the vessel has been fixed for a period of minimum 12 to maximum 15 months, at a daily gross charter rate equal to 95% of BPI4TC.

(9)
The vessel’s daily gross charter rate is equal to 99% of BPI4TC. In accordance with the prevailing charter party, on June 15, 2022 the owners converted the index-linked rate to fixed from July 1, 2022 until March 31, 2023, at a rate of $22,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(10)
The vessel’s daily gross charter rate is equal to 101% of BPI4TC. In accordance with the prevailing charter party, on October 18, 2022 the owners converted the index-linked rate to fixed from November 1, 2022 until March 31, 2023, at a rate of $14,000 per day and, further, on February 27, 2023, converted the index-linked rate to fixed from April 1, 2023 to June 30, 2023 at a rate of $15,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

Financial Results Overview (Consolidated):

Set forth below are selected financial data for each of the three months and year ended December 31, 2022 and 2021, respectively:

	Three Months Ended		Year Ended
(Expressed in U.S. dollars)	December 31, 2022 (unaudited)	December 31, 2021 (unaudited)	December 31, 2022 (unaudited)	December 31, 2021 (unaudited)
Total vessel revenues	$69,321,426	$60,010,788	$262,101,998	$132,049,710
Operating income	$35,943,941	$30,546,613	$126,779,813	$55,519,085
Net income	$33,681,548	$29,210,843	$118,560,690	$52,270,487
EBITDA (1)	$42,923,244	$36,127,417	$152,765,204	$69,910,529
Earnings (basic) per common share	$0.36	$0.18	$1.25	$0.48

(1)   EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our fleet for each of the three months and year ended December 31, 2022 and 2021, respectively, that we believe are useful in analyzing trends in our results of operations. For pro forma financial information reflecting the performance of our business after giving effect to the Spin-Off, see our Current Report on Form 6-K filed on March 8, 2023, which is available at www.sec.gov.

	Three Months Ended December 31,		Year Ended December 31,
(Expressed in U.S. dollars except for operational data)	2022	2021	2022	2021
Ownership Days (1)(7)	2,647	2,467	10,482	6,807
Available Days (2)(7)	2,522	2,433	10,212	6,657
Operating Days (3)(7)	2,519	2,419	10,153	6,562
Daily TCE Rate (4)	$25,559	$22,299	$22,431	$17,891
Fleet Utilization (5)	100%	99%	99%	99%
Daily vessel operating expenses (6)	$6,087	$6,004	$6,007	$5,759

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.

(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.

(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.

(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.

(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
REVENUES
Total vessel revenues	$69,321,426	$60,010,788	$262,101,998	$132,049,710

EXPENSES
Voyage expenses (including commissions to related party)	(4,860,995)	(5,756,397)	(33,040,690)	(12,950,783)
Vessel operating expenses	(16,111,449)	(14,811,629)	(62,967,844)	(39,203,471)
General and administrative expenses (including related party fees)	(2,640,213)	(1,193,519)	(7,043,937)	(3,266,310)
Management fees - related parties	(2,501,000)	(2,154,750)	(9,395,900)	(6,744,750)
Depreciation and amortization	(6,997,096)	(5,545,397)	(25,829,713)	(14,362,828)
Provision for doubtful accounts	(266,732)	(2,483)	(266,732)	(2,483)
Gain on sale of vessel	—	—	3,222,631	—
Operating income	$35,943,941	$30,546,613	$126,779,813	$55,519,085
Interest and finance costs, net (including related party interest costs) (1)	(1,946,031)	(1,062,469)	(7,025,951)	(2,779,875)
Other (expenses)/income, net	(17,793)	35,407	155,678	28,616
Income taxes	(298,569)	(308,708)	(1,348,850)	(497,339)
Net income	$33,681,548	$29,210,843	$118,560,690	$52,270,487
Less: Deemed dividend on Series A preferred shares	—	(11,772,157)	—	(11,772,157)
Net income attributable to common shareholders	33,681,548	17,438,686	118,560,690	40,498,330
Earnings per common share (basic) (2)	$0.36	$0.18	$1.25	$0.48
Earnings per common share (diluted) (2)	$0.36	$0.18	$1.25	$0.47
Weighted average number of common shares outstanding, basic (2):	94,610,088	94,610,088	94,610,088	83,923,435
Weighted average number of common shares outstanding, diluted (2):	94,610,088	94,610,088	94,610,088	85,332,728

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$142,373,151	$37,173,736
Restricted cash	1,684,269	2,382,732
Due from related parties	2,995,682	—
Other current assets	19,188,164	15,443,620
Total current assets	166,241,266	55,000,088

NON-CURRENT ASSETS:
Vessels, net	435,894,644	393,965,929
Advances for vessel acquisition	—	2,368,165
Restricted cash	8,250,000	3,830,000
Due from related parties	5,222,572	810,437
Other non-currents assets	17,312,466	6,938,823
Total non-current assets	466,679,682	407,913,354
Total assets	632,920,948	462,913,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	31,777,117	16,091,723
Due to related parties	—	4,507,569
Other current liabilities	19,584,652	13,430,104
Total current liabilities	51,361,769	34,029,396
NON-CURRENT LIABILITIES:
Long-term debt, net	120,064,119	85,949,676
Total non-current liabilities	120,064,119	85,949,676
Total liabilities	171,425,888	119,979,072

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 shares issued and outstanding as at December 31, 2022 and 2021 (2)	94,610	94,610
Series B Preferred Shares- 12,000 shares issued and outstanding as at December 31, 2022 and 2021	12	12
Additional paid-in capital	303,658,153	303,658,153
Retained Earnings	157,742,285	39,181,595
Total shareholders’ equity	461,495,060	342,934,370
Total liabilities and shareholders’ equity	$632,920,948	$462,913,442

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Year Ended December 31,
	2022	2021
Cash flows provided by Operating Activities:
Net income	$118,560,690	$52,270,487
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	25,829,713	14,362,828
Amortization of deferred finance charges	850,244	414,629
Amortization of fair value of acquired time charters	409,538	(1,940,000)
Gain on sale of vessel	(3,222,631)	—
Provision for doubtful accounts	266,732	2,483
Gain on sale of equity securities	(27,450)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	(5,365,359)	(6,924,622)
Inventories	1,603,621	(3,722,061)
Due from/to related parties	(11,915,386)	5,254,323
Prepaid expenses and other assets	(4,515,365)	(3,406,066)
Other deferred charges	140,096	(191,234)
Accounts payable	4,649,549	3,070,287
Accrued liabilities	2,920,210	1,495,032
Deferred revenue	(1,343,953)	3,819,708
Dry-dock costs paid	(5,087,197)	(3,730,467)
Net cash provided by Operating Activities	123,753,052	60,775,327

Cash flows used in Investing Activities:
Vessel acquisitions (including time charters acquired) and other vessel improvements	(76,405,829)	(346,273,252)
Proceeds from vessel sale	12,641,284	—
Purchase of equity securities	(60,750)	—
Sale of equity securities	88,200	—
Advances for vessel acquisition	—	(2,367,455)
Net cash used in Investing Activities	(63,737,095)	(348,640,707)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	—	265,307,807
Common stock issuance expenses	(65,797)	(12,527,747)
Redemption of series A preferred shares	—	(14,400,000)
Proceeds from long-term debt	77,500,000	97,190,000
Repayment of long-term debt	(27,543,000)	(6,878,500)
Repayment of related party debt	—	(5,000,000)
Payment of deferred financing costs	(986,208)	(1,866,615)
Net cash provided by Financing Activities	48,904,995	321,824,945

Net increase in cash, cash equivalents, and restricted cash	108,920,952	33,959,565
Cash, cash equivalents and restricted cash at the beginning of the period	43,386,468	9,426,903
Cash, cash equivalents and restricted cash at the end of the period	$152,307,420	$43,386,468

(1)	Includes interest and finance costs and interest income, if any.

(2)
All comparative numbers of share and earnings per share amounts in these unaudited condensed financial statements have been retroactively adjusted to reflect the Company’s one-for-ten reverse stock split effected on May 28, 2021.

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. We calculate Daily TCE Rate by dividing total vessel revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us, whereas for vessels in a pool, such expenses are handled by the pool operator. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. However, the Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of employment (i.e., time charter, voyage charter, pool agreement or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our fleet to Total vessel revenues for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars, except for Available Days)	2022	2021	2022	2021
Total vessel revenues	$69,321,426	$60,010,788	$262,101,998	$132,049,710
Voyage expenses -including commissions from related party	(4,860,995)	(5,756,397)	(33,040,690)	(12,950,783)
TCE revenues	$64,460,431	$54,254,391	$229,061,308	$119,098,927
Available Days	2,522	2,433	10,212	6,657
Daily TCE Rate	$25,559	$22,299	$22,431	$17,891

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to Net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars)	2022	2021	2022	2021
Net Income	$33,681,548	$29,210,843	$118,560,690	$52,270,487
Depreciation and amortization	6,997,096	5,545,397	25,829,713	14,362,828
Interest and finance costs, net (including related party interest costs) (1)	1,946,031	1,062,469	7,025,951	2,779,875
US source income taxes	298,569	308,708	1,348,850	497,339
EBITDA	$42,923,244	$36,127,417	$152,765,204	$69,910,529

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include our business strategy, shipping markets conditions and trends, the rapid growth of our fleet, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, the effects of the Spin-Off, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of adverse weather and natural disasters. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com